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                              October 4, 2022

       Justin Young
       Principal Executive Officer
       VS Trust
       2000 PGA Boulevard
       Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: VS Trust
                                                            Post-Effective
Amendment to Form S-1
                                                            Filed September 26,
2022
                                                            File No. 333-248430

       Dear Justin Young:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment filed September 26, 2022

       Index to Certain Financial Information, page F-1

   1. Please revise this section to include unaudited interim financial statements for the period ended June 30, 2022.
Please refer to Section 1220.10 of the Division of Corporation
                                                        Finance   s Financial
Reporting Manual.
       Exhibit 23.3, page II-2

   2. Please include an updated consent from your independent registered public accounting firm in your next
filing.
 Justin Young
FirstName
VS Trust LastNameJustin Young
Comapany
October    NameVS Trust
        4, 2022
October
Page  2 4, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-
3758 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance